Mail Stop 4561

July 12, 2006

Mr. William Keiper
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053

> **Re:** **Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 001-13521**

Dear Mr. Keiper:

We have reviewed the above-referenced filings and your response letter dated June 1, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheet, page 57

1. We note your response to prior comment number 4 and reissue and clarify a portion of the comment. Your other liabilities caption represents approximately 10% of your total liability balance as of December 31, 2005. Tell us your consideration for disclosing any item(s) in excess of 5% pursuant to Regulation S-X, Rule 5-02.24. Note further, this rule should only be applied to other liabilities; Rule 5-02.20 of Regulation S-X should be applied to other current liabilities. In this regard, please confirm that no items, other than product warranty liabilities, included in accrued liabilities represent more than 5% of total *current* liabilities.

Revenue Recognition and Contract Accounting, pages 64-65

2.   We note your response to prior comment number 6, which indicates you have concluded software is incidental to your product as a whole. Please address the following additional comments with respect to your conclusion:

- Clarify how you concluded that software is not a significant focus of your marketing effort. In this respect, we note you dedicate a separate section of your website to market the software contained within your products. Further, tell us whether customers are charged different prices depending on the type of software that is included within the products. For example, tell us whether a customer would pay an additional fee for a product that contains "value added Hypercom software" or "development software."

- In coming to this conclusion, tell us how you considered the amount of software development costs capitalized in fiscal years 2005, 2004 and 2003 of $0.6M, $3M, and $1.6M, respectively, and your basis for concluding that these costs were not significant. Also, tell us the amount of costs of computer software to be sold, leased or otherwise marketed you have incurred (i.e. charged to your consolidated statement of operations) in fiscal years 2005, 2004 and 2003, and how you considered these costs in your analysis.

- We note that through your services organization, you provide terminal enhancements. Further describe the nature, frequency and amount of terminal enhancements. Indicate whether these enhancements change the functionality or capabilities of the software included in the product. Tell us how you considered these services in your conclusion.

3.   Your response to prior comment number 6 indicates your support services are incidental and combined as a single unit of accounting with the terminal. Tell us when you recognize revenue associated with the support services. If you recognize the revenue upon delivery of the terminal, tell us how you have determined your support services are inconsequential or perfunctory performance obligations; please provide a full analysis of SAB Topic 13, Section A.3.c. If you have not concluded your support services are inconsequential or perfunctory, tell us how you recognize revenue for the delivered terminal and support service elements as your response indicates your support services do not meet the separation criteria of paragraph 9 of EITF 00-21.

4.   Your response to prior comment number 6 indicates you sell extended warranty contracts. Tell us how your accounting policy complies with paragraphs 3 though 5 of FASB Technical Bulletin 90-1.

5.   Your response to prior comment number 6 states, "[a]lthough certain of these institutions
        also purchase products from [you], the service business is performed separately under
        service contracts." Your response also states you offer special "one-off" services which
        are covered by a separate signed contract with the customer. Tell us how you have
        considered the criteria in AICPA Technical Practice Aid 5100.39 when concluding the
        separate contracts should not be viewed as one multiple-element arrangement. Note, the
        guidance in this literature relates specifically to software revenue recognition contracts;
        however, we believe the guidance from this literature provides a good listing of
        indicators that should be considered in determining whether separate contracts should be
        combined and evaluated as one multiple element contract.

6.   We note the following in the services section of your website, "Hypercom is committed
        to providing high levels of support to its partners by offering a broad range of services for
        our POS payment systems and networking products. In addition to deployment, help
        desk, leasing services, technical assistance and training for our products, Hypercom has
        consulting services that assist with customization, design, installation, integration,
        management and strategies, of POS systems." Please tell us how you evaluate these
        service elements to determine whether they represent separate units of accounting; we
        refer you to paragraphs 8 through 10 of EITF 00-21. In addition, tell us your revenue
        recognition policy for these service elements.

7.   Your response to prior comment number 6 indicates your accounting policy complies
        with SAB Topic 13, section B. Tell us how you considered the requirement to discuss
        the accounting policy for each unit of accounting as well as how units of accounting are
        determined and valued.

Note 3. Business Review and Restructuring Charges, page 70-72

8.   We note your response to prior comment number 9. Further clarify how you have
        determined you can reliably estimate warranty costs subsequent to offering the warranty
        and product replacement programs. Please provide your analysis pursuant to paragraph
        25 of SFAS 5. As part of your response, specifically address the indicators that warranty
        costs may not be reliably estimable, i.e., the scope of your warranty has been extended
        beyond what has normally been given in the ordinary course of business and new
        obligations have been undertaken.

9.   Your response to prior comment number 9 with respect to inventory write-downs
        indicates as a result of the end-of-life program, you significantly shortened the period in
        which end-of-life products could be sold. Clarify how you determined that shortening
        the life of this inventory diminished its utility and the new cost basis for this inventory
        represents market; we refer you to paragraphs 8 through 10 of Chapter 4 of ARB 43. In
        addition, clarify the products that were identified in this program. Further, tell us your
        consideration for disclosing such products and the impact shortening the life of such

products will have on future revenues of these products. Disclosure of such trends is required in the Management's Discussion and Analysis section of your filing pursuant to SEC Release 33-8350, Section III.B.3.

Note 13. Brazilian Health Ministry Contract, page 82

10.   Your response to prior comment number 12 indicates the $11.3 M of contract costs written off consisted of an accumulation of scope changes and currency adjustments and you were deferring such costs in accordance with paragraph 65 of SOP 81-1. Please address the following additional comments with respect to your accounting for these costs:

- Clarify how your accounting for these contract costs complies with paragraph 65 of SOP 81-1 as this literature provides guidance for the recognition of revenue relating to claims. If you had a valid claim for recovery for these contract costs, clarify why you did not recognize revenue for the costs consistent with this literature instead of deferring the costs as of December 31, 2003. Please provide a full analysis to clarify how your accounting complies with the guidance in paragraph 65 of SOP 81-1. As part of your analysis, tell us when you began to defer the costs for the accumulation of scope changes and currency adjustment. Also, provide details as to the nature of the scope changes.

- We note from your response to prior comment number 7 that the Brazilian Health Ministry "contract included a detailed schedule of tasks to be completed to reach each milestone." Clarify whether the detailed schedule of tasks allowed for recovery of the additional costs incurred from the accumulation of scope changes and currency adjustment or whether you obtained a signed contract modification or option that allowed for recovery of such costs. If not, clarify whether the additional scope was defined by a change order; we refer you to paragraph 61 of SOP 81-1. If so, clarify how your accounting at December 31, 2003 complied with paragraph 62 of SOP 81-1. That is, tell us why you believed it was probable costs attributable to such unpriced change orders would be recovered through a change in the contract price. In this respect, tell us whether your customer provided written approval of the scope of the change order and whether you had favorable experience negotiating change orders with this customer.

- Clarify how you evaluated paragraph 72.g of SOP 81-1 as of December 31, 2003 when determining it was appropriate to defer costs incurred from the accumulation of scope changes and currency adjustment.

Note 19. Supplemental Cash Flow Information, page 89

11.   Your response to prior comment number 15 indicates the cash payment in 2004 was paid to your sole source lease originator in the UK to ensure continued support of the lease originations in the UK and you believe the payment qualifies as an investing outflow pursuant to paragraph 17.c of SFAS 95. It appears your response indicates the cash payment was made to support your leasing sales activity in the UK. If this is correct, such payment should be classified as an operating activity pursuant to paragraph 23 of SFAS 95. Please further explain the nature of this cash outflow.

Form 8-Ks filed on March 1, 2006 and May 4, 2006

12.   Your response to prior comment number 16 mainly focuses on why you believe the non-GAAP financial measure which excludes the impact of your "one-time" charges is useful. Please demonstrate why you believe your EBITDA non-GAAP financial measure is useful or eliminate such measure from future filings. If EBITDA is presented as a performance measure, ensure that your response addresses the answer to Question 8 of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. If you are able to overcome the burden of demonstrating the usefulness of this non-GAAP financial measure, ensure future uses of such measure include the disclosure requirements pursuant to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

13.   Your response to prior comment number 17 indicates that presenting a non-GAAP financial measure which excludes stock-based compensation expense is useful as it assists management and investors in understanding the results of operations on a comparative basis since the prior comparable period did not include stock compensation expense. Clarify whether you plan to discontinue the use of this non-GAAP measure once all comparative periods include stock compensation expense. If not, tell us why you believe that your measure is useful beyond such period. In addition, tell us whether you reasonably believe that it is probable that the financial impact of stock compensation expense will disappear or become immaterial within a near-term finite period. We refer you to Question 8 of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*****

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief